CFO Consultants, Inc.

December 21, 2010

Jennifer Monick
Senior Staff Accountant
Division of Corporation Finance
Securities & Exchange Commission
Mail Stop 4561
Washington DC  20549

Re:	CFO Consultants, Inc.
Form 10-K for fiscal year ended December 31, 2009
Filed April 6, 2010 – File No. 333-149294
Form 10-Q for the period ended September 30, 2010
Filed October 15, 2010 – File No. 1-34712.

Dear Ms. Monick:

We refer to your letter of November 22, 2010 pertaining to the above referenced filings. We apologize for the delay in responding;  it was necessary to consult with the prior officers of CFO Consultants, Inc. (the “Company”), who were responsible for these filings prior to the change in control that occurred on October 21, 2010. Set forth below are the responses received from prior management of the Company.

Form 10-K for the fiscal year ended December 31, 2009

Audited Financial Statements for the period ended December 31, 2009, page F-l

Report of Independent Registered Public Accounting Finn, page F-3

1.
We note that as a development stage company, you have provided results of operations, cash flows, and changes in stockholders' deficit from inception of December 10, 2007 through December 31, 2009. Please tell us whether your newly engaged auditor has performed audit procedures for the period from inception through December 31, 2007. If so, please tell us your auditor's basis for not including such period within their report. If not, please tell us what procedures were performed by your auditor regarding such period.

RESPONSE OF THE COMPANY’S FORMER MANAGEMENT: Sam Kan & Company’s audit work included the period from inception (December 10, 2007) through December 31, 2009.    The date mistake in their report was an accidental oversight and this period had no operations.    Sam Kan & Company has now revised their audit report  which has been filed in an amended 10K.

Rm. 2102 F & G, Nan Fung Centre, 264-298 Castle Peak Road
Tsuen Wan, New Territories, Hong Kong
Tel: +852 2412-2208
NY877897.1
217004-10001

CFO Consultants, Inc.

Form 10-Q for the period ended September 30, 2010

Financial Statements

Balance Sheet, page 3

2.	Please tell us why you have included the balance sheet as of January 17, 2008.

RESPONSE OF THE COMPANY’S FORMER MANAGEMENT: This balance sheet was included in error by the prior CFO, who thought it would be helpful for comparison purposes.   We have removed the January 17, 2008 column from the balance sheet in the amended 10-Q.

3.	We note the following regarding the balance sheets you have presented:

a.	The balance sheets as of September 30, 2010, December 30, 2009 and January 17, 2008 do not appear to be clerically accurate;
b.	The balance sheet as of January 17, 2008 does not appear to balance;
c. You have presented a balance sheet as of December 30, 2009; however, it appears that your fiscal year end is December 31, 2009; and
d. The balance sheet as of December 30,2009 as presented does not agree to your audited balance sheet as of December 31, 2009 as contained within your annual report on Form 10-K filed April 6, 2010.

Please advise.

RESPONSE OF THE COMPANY’S FORMER MANAGEMENT: The problem occurred due to the transposition of the “Capital Stock” number of $5,665 which should have been $5,655 thus causing the balance sheets to appear to be out of balance. Similarly an error in the 1-17-08 balance sheet included a total of Liabilities and Stockholders’ Equity of $113, which should in fact have read $3,990. Our fiscal year end is indeed December 31st. The December 30th column heading arose as human error during the “edgarization” process, the original draft document shows December 31st.   The above items have been corrected in the amended 10-Q.

Income Statement, page 4

4
Please tell us how you have complied with Rule 8-03 of Regulation S-X, or te11 us how determined it was not necessary to present an income statement for the three months ended September 30, 2010, for the three months ended September 30, 2009, or for the nine months ended Septernber30, 2009.

Rm. 2102 F & G, Nan Fung Centre, 264-298 Castle Peak Road
Tsuen Wan, New Territories, Hong Kong
Tel: +852 2412-2208
NY877897.1
217004-10001

CFO Consultants, Inc.

RESPONSE OF THE COMPANY’S FORMER MANAGEMENT: Our prior CFO has British accounting background and didn’t understand the required columns or their rigidity, substituting incorrect comparison periods. He cited the  lack of operational activity for the three months  as a contributing factor, causing him to feel that the columns he substituted would be more informative to shareholders.  Our amended 10-Q has made the corrections.

5	Please tell us why you have included income' statements for the following periods: i) from inception through December 31, 2009 and ii) for the fiscal year ended December 31, 2009.

RESPONSE OF THE COMPANY’S FORMER MANAGEMENT: As stated above, the prior CFO believed these statements would provide shareholders with more meaningful comparison data and didn’t realize the rigidity of the filing requirements.     These columns have been removed from the filing.

6	Certain of your income statements do not appear to be clerically accurate.
Please advise.

RESPONSE OF THE COMPANY’S FORMER MANAGEMENT: The consulting expense in the third quarter was shown in the  cumulative data for  12-10-2007 through 9-30-2010 but not added to the total expenses.   There are also other minor errors.  Our revised financial statements in the 10-Q/A have corrected these errors.

Statement of Cash Flows, page 5

7.
Please tell us how you have complied with Rule 8-03 of Regulation S-X, or tell us how you determined it was not necessary to present a statement of cash f1ows for the nine months ended September 30, 2009 or for the period from inception through September 30, 2010.

RESPONSE OF THE COMPANY’S FORMER MANAGEMENT: This was again an accidental error of our prior CFO.  We have included a statement of cash flows for the nine months ended September 30, 2009 and for the period from inception thru September 30,2010.  This and other data in the 10-Q/A are from  figures reviewed by Sam Kan & Company.

Rm. 2102 F & G, Nan Fung Centre, 264-298 Castle Peak Road
Tsuen Wan, New Territories, Hong Kong
Tel: +852 2412-2208
NY877897.1
217004-10001

CFO Consultants, Inc.

Note B –Stock-Based Compensation, page 10

8.
We note your referenceto APB 25. Please note that the ASC became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise this and all other references to accounting standards accordingly. Further, please note that APB 25 has been superseded by SFAS 1 23(R) and subsequently codified within ASC 718.

We note the issue and have made the correction.

Exhibits 31.1 and 31.2

9.
It is unclear whether Norm LeBoeuf continues to be your chief executive officer, chief financial officer, or both. Exhibit 31.1 lists Mr. LeBoeuf as the signing officer in the preamble to paragraph 1; however, the certification is signed by Neville Pearson. Please amend your Form 10-Q for the period ended September 30, 2010 to provide corrected certifications. Please note that the certifications should be signed by the individuals that are the principal executive officer and the principal .financial officer at the time of the amended filing.

RESPONSE OF THE COMPANY’S FORMER MANAGEMENT: The prior exhibits contain conflicting information because some were based on prior period certifications and which were not updated.  Both CEO Norm LeBoeuf and CFO Neville Pearson have since resigned from their positions with the Company.    Corrected certifications are now attached to the 10-Q/A (see exhibit B).

Exhibit 32.

10.
We note that Mr. LeBoeuf is listed as the Chief Financial Officer and Mr. Pearson is listed as the Chief Executive Officer based on the certification provided pursuant to Section 906 of the Sarbanes-Oxley Act. This appears to contradict the certifications provided pursuant to Section 302 of the Sarbanes-Oxley Act. We also note this certification is dated October 30, 2009. Please amend your Form 10-Q for the period ended September 30, 2010 to provide a corrected and timely certification. Please note that the certifications should be signed by the individuals that are the principal executive officer and the principal financial officer at the time of the amended filing.

We have made the corrections.

Rm. 2102 F & G, Nan Fung Centre, 264-298 Castle Peak Road
Tsuen Wan, New Territories, Hong Kong
Tel: +852 2412-2208
NY877897.1
217004-10001

CFO Consultants, Inc.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Ken Tsang
Ken Tsang
Chief Financial Officer
CFO Consultants, Inc.

Rm. 2102 F & G, Nan Fung Centre, 264-298 Castle Peak Road
Tsuen Wan, New Territories, Hong Kong
Tel: +852 2412-2208
NY877897.1
217004-10001